Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item	1 Name and Address of Company

BELLUS Health Inc. (“BELLUS Health” or the “Company”)

275 Blvd. Armand-Frappier

Laval (Québec)

H7V 4A7

Item	2 Date of Material Change

July 12, 2022

Item	3 News Release

A news release was issued on July 12, 2022, and disseminated by Business Wire, in Canada and in the United States.

Item	4 Summary of Material Change

BELLUS Health announced a positive End-of-Phase 2 meeting with the U.S. Food and Drug Administration (“FDA”) and its CALM Phase 3 program for BLU-5937 in refractory chronic cough.

Item	5 Full Description of Material Change

5.1       Full Description of Material Change

On July 12, 2022, BELLUS Health announced a positive End-of-Phase 2 (“EOP2”) meeting with the FDA and the details of the CALM Phase 3 program for BLU-5937, a highly selective, second generation P2X3 antagonist product candidate, for the treatment of refractory chronic cough (“RCC”).

Based on the FDA's feedback, the CALM Phase 3 program is composed of two pivotal trials, CALM-1 and CALM-2, each evaluating the efficacy, safety and tolerability of BLU-5937 in approximately 675 adults with RCC. CALM-1 and CALM-2 will be placebo-controlled, parallel-arm trials randomized 1:1:1 with expected treatment arms of 25 mg BID, 50 mg BID and placebo. The primary endpoint of 24H cough frequency will be measured at 12-weeks for CALM-1 and 24-weeks for CALM-2. The Company has reached alignment with the FDA that the CALM Phase 3 program’s primary endpoint, similar to the successful SOOTHE Phase 2b trial, can be assessed using the VitaloJAK cough monitoring system in a patient population enriched for baseline 24H cough frequency of ≥20 coughs/hour (equivalent to awake cough frequency of ≥25 coughs/hour used in SOOTHE Phase 2b trial). Key secondary efficacy endpoints include Cough Severity using Visual Analogue Scale, the Leicester Cough Questionnaire and Chronic Cough Diary. The CALM Phase 3 trials will also enroll participants with baseline 24H cough frequency <20 coughs/hour. A key secondary efficacy endpoint will assess reduction in cough frequency in a broader population including the enriched population and additional participants with baseline 24H cough frequency below 20 coughs/hour. CALM-1 will have a 40-week randomized extension period and an additional 24-week open label extension. CALM-2 will have a 28-week open label extension. The trials are planned to run in parallel, and the Phase 3 CALM program is expected to enroll its first patient in the fourth quarter of 2022. Topline data from CALM-1 are expected in the second half of 2024.

The Company also terminated, on July 13, 2022, its Open Market Sale Agreement with Jefferies LLC.

5.2       Disclosure for Restructuring Transactions

N/A

Item	6 Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item	7 Omitted Information

N/A

Item	8 Executive Officer

For further information, please contact Ramzi Benamar, Chief Financial Officer (450) 680-4500.

Item	9 Date of Report

July 13, 2022